GranTierra energy inc.

FirstEnergy Capital - Société Générale

Global Energy Conference

London

October 7, 2008

Disclaimer

This presentation material contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, statements of resource potential or other statements, other than statements of historical fact, are forward looking information, forward-looking statements or financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. These statements are made as of the date of this presentation and the fact that this presentation remains available does not constitute a representation by Gran Tierra Energy that Gran Tierra Energy believes these forward-looking statements continue to be true as of any subsequent date. Although Gran Tierra Energy believes that the assumptions underlying, and expectations reflected in, these forward-looking statements are reasonable, it can give no assurance that these assumptions and expectations will prove to be correct. Such statements include, but are not limited to, statements about the anticipated benefits of the transaction with Solana, including future financial and operating results, the plans, objectives, expectations and intentions of the combined company, and the future development of the company's business. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the ability to obtain required approvals of the plan of arrangement on the proposed terms and schedule; the failure of the shareholders of Solana to approve the plan of arrangement or the shareholders of Gran Tierra to approve the issuance of the Gran Tierra shares to the holders of Solana securities in the proposed transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the plan of arrangement may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with regulatory agencies, employees or suppliers; delays and difficulties in developing currently owned properties; the failure of exploratory drilling to result in commercial wells; delays due to the limited availability of drilling equipment and personnel; fluctuations in oil and gas prices; general economic conditions; and the risk factors detailed from time to time in Gran Tierra Energy's periodic reports and registration statements filed with the Securities and Exchange Commission including, without limitation, the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2008, and under the caption "Item 1A - Risk Factors" in Gran Tierra's Annual Report on Form 10-K/A for the period ended December 31, 2007, filed with the Securities and Exchange Commission. These filings are available on a Web site maintained by the Securities and Exchange Commission at http://www.sec.gov. Gran Tierra's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Gran Tierra Energy International E & P Growth Story

- International oil and gas exploration and production company
  - American Stock Exchange: GTE
  - Toronto Stock Exchange: GTE
- Strategy:
  - Balanced portfolio of production enhancement and exploration drilling opportunities
  - Lower risk, predictable production base and cash flow
  - Higher risk, higher reward, exploration upside
- Focus: Colombia, Peru and Argentina
  - Stable legal systems
  - Attractive fiscal terms
  - Deal flow
- Gran Tierra and Solana Resources Definitive Business Combination Agreement; Pro Forma:
  - 26 blocks of land, 24 operated by Gran Tierra Energy
  - 7.1 million gross acres, 6.2 million net acres
  - Proved Reserves of 18.4 MMBOE, net after royalties
  - 2008 Exit Production Rate of 15,000 BOE, net after royalties
  - Establishes 100% working interest in significant Colombian light oil discovery, Costayaco

Gran Tierra Energy Inc. and Solana Resources Limited Combination

- Drivers
  - Creates significant South American exploration and production company
  - Increases operating scale and balance sheet
  - Achieves 100% working in the Costayaco Field, major light oil discovery in Colombia, increasing development efficiency – reserves and production growth
  - Vast exploration land base and prospect portfolio, majority operated by Gran Tierra Energy
  - Pro-forma enterprise value approximately US$1.35 billion (GTE stock price July 28, 2008)
  - Strong pro-forma cash flows to execute development of existing lands, and pursue additional high impact & material new venture opportunities
- Process
  - Solana shareholders will receive either (i) 0.9527918 of a common share of Gran Tierra or (ii) 0.9527918 of a common share of a Canadian subsidiary of Gran Tierra (an "Exchangeable Share") for each common share of Solana held
  - Transaction will be completed pursuant to statutory plan of arrangement pursuant to *Business Corporations Act* (Alberta); Solana will become an indirect wholly-owned subsidiary of GTE
  - Subject to regulatory, stock exchange, court and shareholder approvals
  - Joint proxy statement and information circulars expected in October, 2008
  - Shareholder meetings and votes expected in November, 2008

Gran Tierra Energy – Solana Resources Key Pro Forma Metrics

Estimated Combined 2008 Exit Production (1)	15,000 boe/d
Pro-forma enterprise value (2)	US$1.35 billion
Fully diluted shares outstanding	268.3 million
Pro-forma proven reserves(3)	18.4 MMboe
Pro-forma net land base(4)	6.2 million acres
• Colombia	1.5 million acres
• Argentina	1.3 million acres
• Peru	3.4 million acres

Notes:

1) Represents current estimates of Gran Tierra and Solana management and is disclosed net after all royalties; "boe/d" is barrels of oil equivalent per day.
2) Pro-forma enterprise value is equal to pro-forma fully diluted market capitalization plus estimated pro-forma net debt; pro-forma market capitalization is calculated based on July 28, 2008 Gran Tierra closing share price on the Toronto Stock Exchange of CAD $5.73 converted at closing CAD/USD exchange rate of 1.0226; estimated net debt is calculated as debt less working capital and proceeds from the exercise of in-the-money dilutive instruments.
3) Represents the sum of the independent reserves reports for Gran Tierra and Solana as at December 31, 2007, updated to reflect the mid-year 2008 reserve report for Costayaco prepared by GLJ Petroleum Consultants at the request of Gran Tierra, reported in millions of barrels of oil equivalent "MMboe" net after royalties.
4) Represents the approximate net acreage for Gran Tierra and Solana, based on management's current estimates.

Gran Tierra Energy
Mid-Year 2008 Costayaco Field Reserves

Light and Medium Oil – Effective July 1, 2008* GLJ Petroleum Consultants, SEC Compliant	Gross Reserves	GTE Working Interest Reserves	GTE Net After Royalty Reserves
Reserves Category	MMbbl	MMbbl	MMbbl
Proved Producing	9.64	4.82	3.39
Proved Developed Non-producing	3.58	1.79	1.07
Proved Undeveloped	7.33	3.66	2.21
Total Proved	**20.54**	10.27	6.67
Total Probable	14.37	7.19	4.32
Total Proved Plus Probable	**34.91**	17.46	10.99
Total Possible**	26.48	13.23	7.91
Total PPP	**61.39**	30.69	18.90

*July 1, 2008; excludes test results of Costayaco-4 and drilling of Costayaco-5; Subsequently, Costayaco-4 tested 4,443 BOPD and Costayaco-5 tested 1,172 BOPD

**Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves. The estimate of reserves for individual properties may not reflect the same confidence level as estimates of reserves for all properties, due to the effects of aggregation.

2Q08 Financial Snapshots

Gran Tierra Energy Inc. (US GAAP)

- Common stock*– 110.8 million
  - Directors and officers: Approximately 11%
- Fully diluted shares – 134.7 million
  - 18.4 million warrants
  - 5.6 million stock options
- Total Revenue - $33.1 million (2Q08)
- Net Income - $8.5 million or $0.08 per basic share (2Q08)
- Cash on hand - $35.3 million (end 2Q08)
- Working capital - $31.7 million (end 2Q08)
- $50 million credit facility with Standard Bank
  - Amount drawn: $nil
  - Available to support future drilling, infrastructure or acquisition activities

*Includes approximately 11.2 million shares of common stock issuable upon the exchange of exchangeable shares

Solana Resources Limited (Canadian GAAP)

- Common stock– 126.4 million
  - Directors and officers: Approximately 14%
- Fully diluted shares – 138.0 million
  - 7.5 million warrants
  - 4.0 million stock options
- Total Revenue - $31.9 million (2Q08)
- Net Income - $19.5 million or $0.16 per basic share (2Q08)
- Cash on hand - $73.4 million (end 2Q08)
- Working capital - $88.3 million (end 2Q08)
- $100 million credit facility with BNP Paribas Bank
  - Amount drawn: $nil
  - Available to support future drilling, infrastructure or acquisition activities

Growth - Land



2005
2006
2007
2008
Blocks
30
25
20
15
10
5
0
Peru
Colombia
Argentina
Gross Acres
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Peru
Colombia
Argentina

Pro Forma Gran Tierra and Solana

- 26 Blocks in 3 countries
  - Colombia, Peru and Argentina
- 24 Operated by Gran Tierra Energy
- 7.1 million gross acres
  - 6.2 million net acres

As Operator, Gran Tierra Energy

- Manages operations
- Manages budgets
- Manages prospect generation
- Manages drilling
- Manages project developments

Growth - Reserves



20
18
16
14
12
10
8
6
4
2
0
Million barrels of oil
2007 drilling additions
16.5 MMBO*
7.1 MMBO
0.7 MMBO
Possible
Probable
Proved
Pro forma Proved
2005
2006
2007
2008

Pro forma

Gran Tierra and Solana

- Proved Reserves**
  18.4 MMBOE

*Dec. 31, 2007 – Gaffney, Cline & Associates.

** Pro forma 2008 proved reserves represents the sum of the independent reserves reports for Gran Tierra and Solana as at December 31, 2007, updated to reflect the mid-year 2008 reserve report for Costayaco prepared by GLJ Petroleum Consultants at the request of Gran Tierra, reported in millions of barrels of oil equivalent "MMboe" net after royalties.

Growth - Production



2005
2006
2007
2008
BOPD (net after royalty)
16000
14000
12000
10000
8000
6000
4000
2000
0
Colombia (drilling)
Colombia (acquisitions)
Argentina (drilling)
Argentina (acquisitions)

Pro Forma
Gran Tierra and Solana

- 2008 Exit Rate

15,000 BOPD
Net after royalty

Gran Tierra
2Q08
3,399 BOPD
Net after Royalty

Colombia – Pro forma Land Position Gran Tierra Energy



Lower Magdalena Basin
Catatumbo Basin
Middle Magdalena Basin
Bogota
Llanos Basin
Putumayo Basin
Popa-2
Gas-Condensate
3Q08 Discovery
Tested 8.5 MMCFGD
and 236 BCPD gross
Los Aceites-1
3Q08 Oil Discovery
Tested 5,000 BOPD
Gross
Costayaco Field
Development
61.39 MMBO 3P Reserves

Gran Tierra (pro forma) lands highlighted in yellow.

- Pro forma working interest % contract areas (operator of all properties except Garibay)
  - *Putumayo Basin*
    - 35% Santana; light oil production
    - 70% Guayuyaco; light oil production
    - 100% Chaza; light oil production
    - 40% Azar; exploration
    - 15% Mecaya; exploration
    - 100% Putumayo A, technical evaluation
    - 100% Putumayo B, technical evaluation
  - *Middle Magdalena Basin*
    - 40% Rio Magdalena; gas long term testing
    - 20% Talora; exploration
  - *Lower Magdalena Basin*
    - 37.8% Magangue; gas production
  - *Catatumbo Basin*
    - 50 & 80% Catguas; exploration
  - *Llanos Basin*
    - 70% Guachiria Norte; exploration
    - 70% Guachiria; oil long term testing
    - 70% Guachiria Sur; exploration
    - 50% Garibay; exploration
    - 100% San Pablo; exploration
- Pro forma Land
  - 2.0 million acres gross (1.5 million net)

Colombia
2008 Development Activities



Gran Tierra Energy Operated Acreage
Other Operators
Oil Field
Costayaco Field Development
Chaza Block
Putumayo A TEA
Guayuyaco & Santana Blocks
Palmera-1
C-5
C-4
C-1
C-3
C-2
Azar Block
Uchupayaco
New 10 km, 8" production line completed (25,000 BOPD capacity)

Costayaco Field (Chaza Block)

- Pro forma 100% working interest & Operator

- Costayaco-1, -2, -3, -4 and -5
  - Undergoing long term testing
- Costayaco-6 and -7
  - Drilling in 2H08
- Costayaco in 2009
  - Continuous delineation and development drilling
- Production
  - Approximately **7,000 BOPD** gross currently
  - Growing to approximately **15,000 BOPD** gross by year-end 2008
  - Continuous development drilling in 2009
  - Planning for plateau production of at least **35,000 BOPD** gross beginning 1Q 2010
- Reserves*
  - 61.39 MMBO gross proved, probable and possible
  - To be revised to incorporate new additions from Costayaco-5 results

*July 1, 2008; excludes test results of Costayaco-4 and Costayaco-5

Colombia – Putumayo Basin
2008 Exploration Activities





Gran Tierra Energy Operated Acreage
Other Operators
Oil Field
Santana & Guayuyaco
Costayaco field development
Chaza
Azar
Uchupayaco
Putumayo Basin
OTA Export pipeline
Putumayo A TEA
Pipeline expansion
Mecaya
Santana Oil sales point
Orito Field >250 MMBO EUR
Putumayo B TEA
Colombia
Ecuador
20 km

- Gran Tierra Energy
  - #1 exploration landholder in Putumayo Basin
- Putumayo A and B TEA's
  - Seismic reprocessing and geologic studies, prospect generation ongoing
- Chaza, Guayuyaco, Azar and Mecaya Blocks
  - Prospect generation ongoing
- Pipeline Expansion
  - Evaluations ongoing to accommodate Costayaco plateau production
  - Supplement w/ trucking

Argentina - Land Position
Noroeste Basin


Ipaguazu
Nacatimbay
Santa Victoria
Bolivia
Paraguay
Tartagal Oeste
(Palmar Largo)
Argentina
Balbuena Este
(Palmar Largo)
Palmar Largo
Valle Morado
Chivil
Surubi
Proa-1
3Q 2008 oil discovery
Tested 2,324 BOPD gross
El Vinalar
30 km
Google

Gran Tierra lands highlighted in yellow. Other licenses in grey. Green dots are producing oil fields, red dots are producing gas/condensate fields.
Refinery GTE 2007 Exploration Discovery

- Gran Tierra lands (working interest %)
  - 14% Palmar Largo (Pluspetrol Operator, YPF, CGC); light oil production
  - 50% Vinalar (GTE Operator, Golden Oil); light oil production
  - 100% Chivil (GTE Operator); light oil production
  - 100% Ñacatimbay (GTE Operator); shut-in gas production
  - 100% Ipaguazu (GTE Operator); shut-in oil
  - 100% Valle Morado (GTE Operator); shut-in gas/condensate
  - 100% Santa Victoria (GTE Operator); exploration
  - 85% Surubi (GTE Operator); exploration
- Reserve and production base in basin with significant growth opportunity
  - Production (net after royalty): 557 BOPD (2Q08)
  - Reserves (net after royalty): 2.0 MMBO proved, 1.1 MMBO probable, 1.5 MMBO possible; Dec. 31, 2007
- 1,635,490 gross acres (1,312,261 net)
  - Significant exploration upside
  - 38 prospects and leads identified

Argentina
2008 Activities


Palmar Largo Field
37 MMBO produced
Chivil Block
Palmar Largo Block
Palmar Largo Block
Proa Discovery
Leads
5 Km
Surubi Block
Proa Discovery
Reservoir Interval
2,324 BOPD test
1 Km
West
East
Gran Tierra Energy Acreage

- Surubi Block (85% WI)
  - Proa-1 oil discovery (43.8º API)
  - Tied into 3" 4,000 BOPD capacity pipeline
  - Long term testing (and sales) initiated
- Vinalar, Chivil and Palmar Largo Blocks (various % WI)
  - Fourteen oil well workovers
- Valle Morado Block (100% WI)
  - Re-establish gas production, evaluate for further development
- Santa Victoria Block (100% WI)
  - Technical evaluations and prospect generation

Peru – Land Position
Marañon Basin



JTT Fields
Perenco
Colombia
Ecuador
Petrobras
Block 122
Iquitos
Pluspetrol
Block 128
ConocoPhillips
Occidental
Brazil
Corrientes Field
100 km

Gran Tierra lands highlighted in yellow. Other licenses in grey. Green dots are producing oil fields. Refinery

- Block 122
  - 100% Gran Tierra; oil exploration
  - 1,217,651 acres
- Block 128
  - 100% Gran Tierra; oil exploration
  - 2,218,389 acres
- Commitments (per block)
  - 4 exploration periods over 7 years
  - Work obligations are staged and include gravity & magnetic data acquisition, seismic acquisition and exploration drilling
  - Contract term of 30 years
- Frontier exploration on flank of 'foreland basin' with prolific petroleum system
- Significant players with production (Pluspetrol), new field developments (Perenco), and exploration in adjacent blocks (ConocoPhillips, Petrobras and Occidental)

Marañon Basin
Proven basin, new concept


70.000
64.000
58.000
52.000
46.000
40.000
34.000
28.000
22.000
16.000
10.000
4.000
-2.000
-8.000
-14.000
-20.000
-26.000
-32.000
-38.000
-44.000
-50.000
-56.000
-62.000
-68.000
-74.000
ITT Fields
>1 BBO EUR
Perenco Block 67
2P: 300 MMBO
100,000 BOPD potential
$1.5B development
Colombia
Ecuador
Iquitos Arch
122
128
Corrientes
275 MMBO EUR
Oil Source Kitchen
>1BBO recoverable discovered to date
Brazil
100 km

Bouguer Gravity map used with permission of Perúpetro

- Gran Tierra Energy testing new concept in Marañon Basin
- Acreage on regional high (Iquitos Arch) adjacent to proven prolific petroleum system
- Regional high acts as focal point for petroleum migration from adjacent Marañon basin
- Analogous geologic settings are Prudhoe Bay on the North Slope of Alaska or Oil Sands in the Western Canadian Basin
- 20,000 linear kilometers of new high definition airborne gravity and magnetic data acquired
- Environmental Impact Assessment initiated for late 2009 seismic acquisition

oil migration pathways

Community Engagement









- Gran Tierra Energy actively engages in developing the communities in which we operate:
  - Information and Communications
  - Creation of local employment is a priority
  - Contracting of local services and supplies is a priority
  - Co-financing of community projects

- Examples
  - Primary and secondary education support (school kits, uniforms, tuition assistance, food vouchers)
  - Infrastructure (roads, aqueducts, community buildings)
  - Aboriginal support (traditional medicine research)
  - Funding of medical and dental brigades for the communities

Global Experience

Management

- Dana Coffield, PhD, President & CEO
  - Previously EnCana and ARCO
- Martin Eden, CFO
  - Previously Artumas, Nexen, Ernst & Young
- Max Wei, VP Operations
  - Previously EnCana, Occidental
- Rafael Orunesu, President, GTE Argentina
  - Previously Pluspetrol and YPF
- Eddie Dyes, President, GTE Colombia
  - Previously Argosy Energy International



Shaded regions - countries where management has previously worked

Board of Directors

- Jeffrey Scott, Chairman
  - President, Postell Energy
  - Director, Saxon Energy Services
- Walter Dawson
  - Founder and Director, Saxon Energy Services
  - Founder, Enserco Energy Services
  - Founder, Computalog Gearhart
- Verne Johnson
  - Director, Harvest Energy Trust
  - Director, Fort Chicago Energy Partners
- Nick Kirton, FCA, ICD.D
  - Former Partner and Director, KPMG
- Dana Coffield, PhD

Gran Tierra Energy

- Our Base Today
  - Established South American Operator
  - Exploration and production operations in Colombia, Peru and Argentina
  - Near term reserves and production growth complemented by diverse exploration portfolio
- Pro Forma Gran Tierra Energy and Solana Resources combination
  - 26 blocks of land, 24 operated by Gran Tierra
  - 7.1 million gross acres, 6.2 million net acres
  - Proved Reserves of 18.4 MMBOE, net after royalties
  - 2008 Exit Production Rate of 15,000 BOE, net after royalties
  - Establishes 100% working interest in significant Colombian light oil discovery, Costayaco Field, with plateau production of at least 35,000 BOPD gross planned for early 2010
- 2009 Focus
  - Converting new undeveloped reserves into developed producing reserves via drilling and infrastructure construction in Colombia
  - Complement 2009 production growth with continued exploration drilling to continue building our base



Additional Information

Shareholders are urged to read the joint proxy statement/management information circular regarding the proposed transaction and the registration statement filed on Form S-3 by Gran Tierra when they become available, because they will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/management information circular, as well as other filings including the registration statement on Form S-3 containing information about Gran Tierra, without charge, at the Securities and Exchange Commission's internet site http://www.sec.gov. Copies of the joint proxy statement and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement and registration statement on Form S-3 can also be obtained, without charge, by directing a request to Gran Tierra at 1-800-916-4873.

The respective directors and executive officers of Gran Tierra and Solana and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Gran Tierra's directors and executive officers is available in the 2007 Annual Report on Form 10-K/A filed with the Securities and Exchange Commission by Gran Tierra on May 12, 2008, and information regarding Solana's directors and executive officers will be included in the joint proxy statement/management information circular. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

No regulatory authority has approved or disapproved the content of this presentation. Neither the TSX Venture Exchange nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this presentation.